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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                         THE ESTEE LAUDER COMPANIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


        CLASS A COMMON STOCK                               518439 10 4
      PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                               CAROL S. BOULANGER
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                FEBRUARY 1, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 17 Pages)


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NYFS11...:\90\44090\0009\2579\SCH2029T.540

--------------------------------------------------------           --------------------------------------
CUSIP No.               518439 10 4                         13D                  Page 2 of 17
--------------------------------------------------------           --------------------------------------

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
      1        NAME OF REPORTING PERSON:                 SEPARATE SHARE TRUST
                                                         F/B/O WILLIAM P. LAUDER
                                                         U/A/D DECEMBER 15, 1976, CREATED
                                                         BY LEONARD A. LAUDER, AS GRANTOR
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   NEW YORK
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   1,150,579
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,150,579
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,150,579
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 OO

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               518439 10 4                         13D                  Page 3 of 17
--------------------------------------------------------           --------------------------------------

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      1        NAME OF REPORTING PERSON:                 ANTHONY E. MALKIN, TRUSTEE
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A (SEE ITEM 3)

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,150,579
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,150,579

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,150,579
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                          1.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------           --------------------------------------
CUSIP No.               518439 10 4                         13D                  Page 4 of 17
--------------------------------------------------------           --------------------------------------

---------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                 PATRICK J. LANDERS, TRUSTEE
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
---------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:            N/A

---------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
---------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

---------------------------------------------------------------------------------------------------------
      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,150,579
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,150,579

---------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,150,579
               REPORTING PERSON:

---------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

---------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.9%

---------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                 IN

---------------------------------------------------------------------------------------------------------

                                EXPLANATORY NOTE

            This statement on Schedule 13D is being filed to amend, restate and consolidate the separate statements on Schedule 13D previously filed with the Securities and Exchange Commission on January 11, 1999 by each of the Separate Share Trust f/b/o William P. Lauder u/a/d December 15, 1976, created by Leonard
A. Lauder, as Grantor (the "WPL Separate Share Trust"), and Anthony E. Malkin, trustee ("Mr. Malkin"). These statements on Schedule 13D had been filed as a result of Mr. Malkin becoming a successor trustee of the WPL Separate Share Trust effective as of January 1, 1999. In addition, this statement on Schedule 13D is also being filed to add Patrick J. Landers ("Mr. Landers") as a reporting person as a result of his becoming a successor trustee, along with Mr. Malkin, of the WPL Separate Share Trust effective as of February 1, 1999. The WPL Separate Share Trust, Mr. Malkin and Mr. Landers are filing this statement jointly.


ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.


ITEM 2.     IDENTITY AND BACKGROUND

            (a)-(c), (f) This statement is being filed by the WPL Separate Share Trust, Mr. Malkin and Mr. Landers. The WPL Separate Share Trust, Mr. Malkin and Mr. Landers are referred to herein collectively as the Reporting Persons. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit J.

            The WPL Separate Share Trust was organized in the State of New York and has a business address of c/o Anthony E. Malkin, trustee, 107 Doubling Road, Greenwich, Connecticut 10830.

            Mr. Malkin's home address is 107 Doubling Road, Greenwich, Connecticut 06830. He is President of W&M Properties of Connecticut, Inc., whose principal offices are located at One Station Place, Stamford, Connecticut 06902.

            Mr. Landers' home address is 570 West Road, New Canaan, Connecticut 06840. He is a Managing Director at Warburg Dillon Read LLC, whose principal offices are located at 299 Park Avenue, 41st Floor, New York, New York 10171.

            Mr. Malkin and Mr. Landers are both citizens of the United States of America.

            (d)-(e) During the last five years, the Reporting Persons have not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of January 1, 1999, Mr. Malkin agreed to act as a successor trustee of the WPL Separate Share Trust. Effective as of February 1, 1999, Mr. Landers also agreed to act as a successor trustee, along with Mr. Malkin, of the WPL Separate Share Trust. By virtue of their accepting these positions, Mr. Malkin and Mr. Landers became the indirect beneficial owners of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") owned by the WPL Separate Share Trust (see Item 5 below). No consideration was paid by either Mr. Malkin or Mr. Landers for these securities. A statement on
Schedule 13G relating to these securities previously has been filed by each of Joel S. Ehrenkranz and Carol S. Boulanger, the former trustees of the WPL Separate Share Trust who resigned as trustees effective at the end of the day on December 31, 1998, and by the WPL Separate Share Trust jointly with the Separate Share Trust f/b/o Gary M. Lauder u/a/d December 15, 1976, created by Leonard A. Lauder, as Grantor (the "GML Separate Share Trust"). This statement on Schedule 13D is being filed merely as a result of Mr. Malkin and Mr. Landers becoming successor trustees of the WPL Separate Share Trust. The WPL Separate Share Trust and the GML Separate Share Trust will report separately on a going forward basis.

ITEM 4.     PURPOSE OF TRANSACTION

             Effective as of January 1, 1999, Mr. Malkin agreed to act as a successor trustee of the WPL Separate Share Trust. Effective as of February 1, 1999, Mr. Landers also agreed to act as a successor trustee, along with Mr. Malkin, of the WPL Separate Share Trust. By virtue of their accepting these positions, Mr. Malkin and Mr. Landers became the indirect beneficial owners of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock owned by the WPL

Separate Share Trust. As co-trustees of the WPL Separate Share Trust, Mr. Malkin and Mr. Landers will share voting and dispositive power over these securities for the benefit of William P. Lauder, the beneficiary of the WPL Separate Share Trust. A statement on Schedule 13G relating to these securities previously has been filed by each of Joel S. Ehrenkranz and Carol S. Boulanger, the former trustees of the WPL Separate Share Trust who resigned as trustees effective at the end of the day on December 31, 1998, and by the WPL Separate Share Trust jointly with the GML Separate Share Trust. This statement on Schedule 13D is being filed merely as a result of Mr. Malkin and Mr. Landers becoming successor trustees of the WPL Separate Share Trust. The WPL Separate Share Trust and the GML Separate Share Trust shall report separately on a going forward basis.

            The Reporting Persons have no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of February 1, 1999, the WPL Separate Share Trust beneficially owned 1,150,579 shares of Class A Common Stock as follows: 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock held directly by the WPL Separate Share Trust.

            As of February 1, 1999, Mr. Landers and Mr. Malkin beneficially owned 1,150,579 shares of Class A Common Stock as follows: 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock held indirectly as co-trustees of the WPL Separate Share Trust. Mr. Landers and Mr. Malkin disclaim beneficial ownership of the 578,85 shares of Class A Common Stock and 571,727 shares of Class B Common Stock held indirectly as co-trustees of the WPL Separate Share Trust.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 1,150,579 shares of Class A Common Stock, which would constitute 1.9% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of February 1, 1999.)

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 578,852 shares of Class A Common Stock and the 571,727 shares of Class B Common Stock beneficially owned by the Reporting Persons constitute 1.0% of the aggregate voting power of the Issuer.

            (b) Mr. Malkin and Mr. Landers, as co-trustees of the WPL Separate Share Trust, share voting and dispositive power with respect to the 578,852 shares of Class A Common Stock and the 571,727 shares of Class B Common Stock owned by the WPL Separate Share Trust.

            (c) The Reporting Persons have not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Mr. Malkin and Mr. Landers, as co-trustees of the WPL Separate Share Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 578,852 shares of Class A Common Stock and 571,727 shares of Class B Common Stock owned by the WPL Separate Share Trust. William P. Lauder, as the beneficiary of the WPL Separate Share Trust, has the right to receive the net income from the WPL Separate Share Trust.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Effective as of January 1, 1999, Mr. Malkin, as a result of his becoming a successor trustee of the WPL Separate Share Trust, became a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit E attached hereto. Effective as of February 1, 1999, Mr. Landers, as a result of his becoming a successor trustee of the WPL Separate Share Trust along with Mr. Malkin, also became a party to the Stockholders' Agreement. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

            Effective as of January 1, 1999, Mr. Malkin, as a result of his becoming a successor trustee of the WPL Separate Share Trust, also became a party to a Registration Rights Agreement (the "Registration Rights Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit I attached hereto. Effective as of February 1, 1999, Mr. Landers, as a result of his becoming a successor trustee of the WPL Separate Share Trust along with Mr. Malkin, also became a party to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Mr. Malkin and Mr. Landers have an unlimited number of piggyback registration rights in respect of the shares of Class A Common Stock owned by the WPL Separate Share Trust. These piggyback registration rights allow Mr. Malkin and Mr. Landers to include the shares of Class A Common Stock owned by the WPL Separate Share Trust in any registration statement filed by the Issuer, subject to certain limitations. In addition to the piggyback registration rights, Leonard A. Lauder and Ronald S. Lauder may assign their demand registration rights under the Registration Rights Agreement to Mr. Malkin and Mr. Landers.

            The Reporting Persons are not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A      Form of Stockholders' Agreement (filed as Exhibit 10.1 to the
               Issuer's Registration Statement on Form S-1 (no. 33-97180) on
               November 13, 1995 (the S-1)).*

Exhibit B      Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C      Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D      Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q)).*

Exhibit E      List of parties to Stockholders' Agreement.

Exhibit F      Form of Registration Rights Agreement (filed as Exhibit 10.2 to the S-1).*

Exhibit G      First Amendment to Registration Rights Agreement (filed as
               Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit H      Second Amendment to Registration Rights Agreement (filed as
               Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit I      List of parties to Registration Rights Agreement.

Exhibit J      Agreement among the Reporting Persons regarding filing of
               Schedule 13D.


* Incorporated by reference

SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999

                                    Separate Share Trust
                                    f/b/o William P. Lauder
                                    u/a/d December 15, 1976, created
                                    by Leonard A. Lauder

                                    By: /s/ Anthony E. Malkin
                                        -------------------------------------
                                        Anthony E. Malkin, trustee


                                    By: /s/ Patrick J. Landers
                                        -------------------------------------
                                        Patrick J. Landers, trustee



                                        /s/ Anthony E. Malkin
                                        -------------------------------------
                                        Anthony E. Malkin, trustee


                                        /s/ Patrick J. Landers
                                        -------------------------------------
                                        Patrick J. Landers, trustee

                                 EXHIBIT INDEX


Exhibit A      Form of Stockholders' Agreement (filed as Exhibit 10.1 to the
               Issuer's Registration Statement on Form S-1 (no. 33-97180) on
               November 13, 1995 (the S-1)).*

Exhibit B      Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C      Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D      Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q)).*

Exhibit E      List of parties to Stockholders' Agreement.

Exhibit F      Form of Registration Rights Agreement (filed as Exhibit 10.2 to the S-1).*

Exhibit G      First Amendment to Registration Rights Agreement (filed as
               Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit H      Second Amendment to Registration Rights Agreement (filed as
               Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit I      List of parties to Registration Rights Agreement.

Exhibit J      Agreement among the Reporting Persons regarding filing of
               Schedule 13D.


* Incorporated by reference